August 12, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	Carolina Investment Partners, Limited Partnership
Schedule TO filed July, 21 2005 by MacKenzie Patterson Fuller,
Inc.
et al.
      SEC File No. 5-80878

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.
Schedule TO-T
1. It is not clear why you (Chip Patterson) have signed the Schedule
TO on behalf of Mr. Steven Gold. Please advise or revise.
Offer to Purchase

General
2. We note the financial information provided in Schedule II. We do not believe that the financial information complies with the financial statement requirements of Schedule TO. Please provide the required information. The financial information need not be audited if the bidders satisfy Instruction 7 to Item 10 of Schedule TO.
In
the alternative, if the bidders constitute investment companies, as defined in Chapter 1 of the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, please provide a balance sheet with related footnotes and a schedule of investments as of the end of the most recently completed quarter, prepared in accordance with Chapter 7 of the AIPCA Audit and Accounting Guide. Note that you may present this information on a combined basis for those bidders that are under common management. If you are unable to provide the required financial information, or are unable to prepare a balance sheet in accordance with the AICPA Audit and Accounting Guide, we request that you provide an analysis explaining why not and address the following your offer materials:
* State each bidders` formation date and its business purpose (with emphasis on their limited operating experience, as applicable).
* Are the bidders finite-life entities, and, if so, what is that life?
* What specific criteria does each bidder use to make investment decisions?
* Who makes the bidders` investment decisions to buy and sell?
(the
General Partner, adviser, etc.)
* Describe the General Partner or adviser`s experience in managing an investment fund and his qualifications related thereto.
* Describe the General Partner or adviser`s experience with other similar funds.
* Describe the bidder`s investment exit strategy.
* Who is the General Partner or adviser? What is his role in making investment decisions?
* Does he have the financial ability to fulfill his obligations?
* Describe all investment activity since the bidders` inception in reasonable detail.
* Identify the investments held by each bidder as of the latest date for which that information is available.
* Were these investments public or private at the date of purchase?
Have any gone public since then?
* Was voting common or preferred stock acquired?
* Describe in reasonable detail the nature of the bidders` participation over the investee entities` operating and financial management. If it`s through informal discussion with the General Partner of investee entity, explain.
* State the level of Board of Director representation, if any, for each investee company.
* Do the bidders engage actively in management oversight, setting operating policy, etc. or do they assume only a passive role? How does that change with the level of ownership?
* If the bidders engage actively in management oversight, setting operating policy, etc., describe their qualifications to do so.
* What investments have the bidders sold since inception, and why?
* For each investment made, describe whether it has appreciated or depreciated since the date of purchase and state the approximate appreciation or depreciation value.
* Describe how the bidders value their investments in private companies. Identify the factors and assumptions. If the bidders do not track changes in value and therefore cannot assert whether the investments have appreciated or not, so state.

3. We note that Steven Gold and C.E. Patterson are listed as filing persons. Please provide the information required by Instruction 4 to
Item 10 of Schedule TO.

Summary Term Sheet - What are the Purchasers` Future Intentions
Concerning the Partnership?, page 7

4. We note a recent telephone conversation with the staff in which you indicated that your general strategy with respect to purchases of limited partnership units is to seek liquidation of the partnerships and distribution of underlying assets. Please revise to discuss throughout the offer materials. Even if you have no such current plans with respect to this partnership, discuss your general business strategy and practice as you described them to us.
	General Background Information, page 10

5. In this subsection, you state that tendering Unit holders will not have to pay brokerage fees or commissions. Will you reimburse tendering Unit holders for any such fees if their Units are held and tendered through a broker? If not, please revise your disclosure to clarify.
Tender Offer, Page 11

6. Indicate approximately how long you believe it will take for the general partner to recognize transfers of tenders units, and thus for you to pay for them.

	Section 6. Material Federal Income Tax Consequences, page 14
7. We note that you assume that the partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. Please revise or advise holders as to why you are unable to clarify this uncertainty.
Section 7. Effects of the Offer, page 16

8. You state that no more than 50% of the partnership units may be transferred in a twelve-month period, and that you do not believe this will restrict transfers of units pursuant to the Offer. What about subsequent transfers for those unit holders who do not tender or who continue to hold units after this Offer is completed? Discuss the potential impact of this transfer restriction on them.

Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions
August 12, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE